Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

XPeng Inc.

小鵬汽車有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

Interim Results Announcement for the Six Months Ended June 30, 2023

XPeng Inc. (“XPENG” or the “Company,” Hong Kong stock code: 9868 and NYSE symbol: XPEV), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced the unaudited financial results of the Company and its subsidiaries (the “Group”) for the six months ended June 30, 2023 (the “Reporting Period”).

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2023

•	Total deliveries of vehicles were 41,435 in the six months ended June 30, 2023, representing a decrease of 39.9% from 68,983 in the six months ended June 30, 2022.

•	XPENG’s physical sales network had a total of 411 stores as of June 30, 2023.

•	XPENG self-operated charging station network reached 1,024 stations, including 824 XPENG self-operated supercharging stations and 200 destination charging stations as of June 30, 2023.

•	Total revenues were RMB9.10 billion in the six months ended June 30, 2023, representing a decrease of 38.9% from RMB14.89 billion in the six months ended June 30, 2022.

•	Revenues from vehicle sales were RMB7.94 billion in the six months ended June 30, 2023, representing a decrease of 43.0% from RMB13.94 billion in the six months ended June 30, 2022.

•	Gross margin was negative 1.4% in the six months ended June 30, 2023, compared with 11.6% in the six months ended June 30, 2022.

•

Vehicle margin, which is gross profit or loss of vehicle sales as a percentage of vehicle sales revenues, was negative 5.9% in the six months ended June 30, 2023, compared with 9.7% in the six months ended June 30, 2022.

•

Net loss was RMB5.14 billion in the six months ended June 30, 2023, compared with RMB4.40 billion in the six months ended June 30, 2022. Excluding share-based compensation expenses, non-GAAP net loss was RMB4.88 billion in the six months ended June 30, 2023, compared with RMB3.99 billion in the six months ended June 30, 2022.

•

Net loss attributable to ordinary shareholders of XPENG was RMB5.14 billion in the six months ended June 30, 2023, compared with RMB4.40 billion in the six months ended June 30, 2022. Excluding share-based compensation expenses, non-GAAP net loss attributable to ordinary shareholders of XPENG was RMB4.88 billion in the six months ended June 30, 2023, compared with RMB3.99 billion in the six months ended June 30, 2022.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB5.97 and basic and diluted net loss per ordinary share were both RMB2.98 for the six months ended June 30, 2023. Each ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted net loss per ADS were both RMB5.67 and non-GAAP basic and diluted net loss per ordinary share were both RMB2.83 for the six months ended June 30, 2023.

•

Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB33.74 billion as of June 30, 2023, compared with RMB38.25 billion as of December 31, 2022. Time deposits include restricted short-term deposits, short-term deposits, restricted long-term deposits, current portion and non-current portion of long-term deposits.

MANAGEMENT QUOTES

“XPENG G6, our first strategic model built on SEPA 2.0, has quickly become one of the best- selling models following its official launch in June, turbocharging our sales growth momentum. I believe the success of the G6 is just the beginning and moving forward, a wider range of SEPA2.0- enabled models will be brought to our customers,” said Mr. He Xiaopeng, Chairman and CEO of XPENG. “Along with our unwavering commitment to advancing technology innovation over the past 9 years since our establishment, we’ve created meaningful breakthroughs in commercializing our industry-leading full-stack EV platform and smart technologies, both developed in-house. This is clearly evidenced by the increasing ADAS adoption among our customers and our strategic partnership with Volkswagen, a world-leading carmaker.”

“Benefitting from the new products and supported by more efficient sales channels, our vehicle deliveries have posted sequential growth for six consecutive months,” said Dr. Hongdi Brian Gu, Honorary Vice Chairman and Co-President of XPENG. “With the G6 and other new products accelerating sales growth, we expect gross margin to gradually recover while operating efficiency continues to improve and free cash flow to substantially improve.”

RECENT DEVELOPMENTS

Deliveries in July 2023

•	Total deliveries were 11,008 vehicles in July 2023.

•	As of July 31, 2023, year-to-date total deliveries were 52,443 vehicles.

Appointment of Vice President

Mr. Jiaming Wu (“Mr. Wu”) has been appointed as the vice president of finance and accounting of the Company. Prior to joining the Company, Mr. Wu served as the vice president and chief financial officer of SAIC-GM-Wuling Automotive Co., Ltd. from July 2022 to May 2023. Mr. Wu served as the vice president and chief financial officer of PT SGMW Motor Indonesia from July 2019 to June 2022. From April 2017 to June 2019, Mr. Wu worked as a finance manager at the US headquarters of General Motors Company. From July 2012 to March 2017, Mr. Wu worked as a regional finance manager at General Motors International Operations (GMIO). Mr. Wu received his master’s degree in business administration from Yale University in 2012, and his bachelor’s degree in economics from Shanghai University of International Business and Economics in 2006.

Launch of the G6

On June 29, 2023, XPENG announced the official launch of its G6 Ultra Smart Coupe SUV, the Company’s inaugural model based on its next-generation technology architecture, SEPA2.0, in China. Deliveries of the G6 commenced in July 2023 for customers in China.

Forming Strategic Partnership with the Volkswagen Group

On July 26, 2023, XPENG and the Volkswagen Group (“Volkswagen”) entered into a framework agreement on strategic technical collaboration and a share purchase agreement for a strategic minority investment by Volkswagen in the Company for an expected total consideration of approximately US$700 million in cash. For details, please refer to the announcement of the Company dated July 26, 2023.

UNAUDITED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2023

Total revenues were RMB9.10 billion in the six months ended June 30, 2023, representing a decrease of 38.9% from RMB14.89 billion in the six months ended June 30, 2022.

Revenues from vehicle sales were RMB7.94 billion in the six months ended June 30, 2023, representing a decrease of 43.0% from RMB13.94 billion in the six months ended June 30, 2022. The year-over-year decrease was mainly attributable to lower vehicle deliveries and discontinuation of new energy vehicle subsidy.

Revenues from services and others were RMB1.16 billion in the six months ended June 30, 2023, representing an increase of 21.4% from RMB0.95 billion in the six months ended June 30, 2022. The year-over-year increase was mainly attributable to the increase of parts and services sales, which was in line with higher accumulated vehicle sales.

Cost of sales was RMB9.23 billion in the six months ended June 30, 2023, representing a decrease of 29.9% from RMB13.17 billion in the six months ended June 30, 2022. The year-over-year decrease was mainly in line with vehicle deliveries as described above, offset by the inventory write-downs and losses on inventory purchase commitments amounting to RMB0.20 billion related to the model G3i as management lowered its forecasted sales due to stronger-than-expected market demands for newly launched vehicle models.

Gross margin was negative 1.4% in the six months ended June 30, 2023, compared with 11.6% in the six months ended June 30, 2022.

Vehicle margin was negative 5.9% in the six months ended June 30, 2023, compared with 9.7% in the six months ended June 30, 2022. The year-over-year decrease was explained by (i) the inventory write-downs and losses on inventory purchase commitments related to the G3i, with a negative impact of 2.5 percentage points on vehicle margin in the six months ended June 30, 2023, and (ii) increased sales promotions, and the expiry of new energy vehicle subsidies mentioned above.

Research and development expenses were RMB2.66 billion in the six months ended June 30, 2023, representing an increase of 7.1% from RMB2.49 billion in the six months ended June 30, 2022. The year-over-year increase was mainly due to higher expenses related to the development of new vehicle models as the Company expanded its product portfolio to support future growth.

Selling, general and administrative expenses were RMB2.93 billion in the six months ended June 30, 2023, representing a decrease of 11.4% from RMB3.31 billion in the six months ended June 30, 2022. The year-over-year decrease was primarily attributable to the reduction in commission paid to the franchised stores and lower marketing and advertising expenses.

Loss from operations was RMB5.68 billion in the six months ended June 30, 2023, compared with RMB4.01 billion in the six months ended June 30, 2022.

Non-GAAP loss from operations, which excludes share-based compensation expenses, was RMB5.42 billion in the six months ended June 30, 2023, compared with RMB3.60 billion in the six months ended June 30, 2022.

Net loss was RMB5.14 billion in the six months ended June 30, 2023, compared with RMB4.40 billion in the six months ended June 30, 2022.

Non-GAAP net loss, which excludes share-based compensation expenses, was RMB4.88 billion in the six months ended June 30, 2023, compared with RMB3.99 billion in the six months ended June 30, 2022.

Net loss attributable to ordinary shareholders of XPENG was RMB5.14 billion in the six months ended June 30, 2023, compared with RMB4.40 billion in the six months ended June 30, 2022.

Non-GAAP net loss attributable to ordinary shareholders of XPENG, which excludes share- based compensation expenses, was RMB4.88 billion in the six months ended June 30, 2023, compared with RMB3.99 billion in the six months ended June 30, 2022.

Basic and diluted net loss per ADS were both RMB5.97 in the six months ended June 30, 2023, compared with RMB5.16 in the six months ended June 30, 2022.

Non-GAAP basic and diluted net loss per ADS were both RMB5.67 in the six months ended June 30, 2023, compared with RMB4.68 in the six months ended June 30, 2022.

Balance Sheets

As of June 30, 2023, the Group had cash and cash equivalents, restricted cash, short-term investments and time deposits of RMB33.74 billion, compared with RMB38.25 billion as of December 31, 2022.

BUSINESS OUTLOOK

For the third quarter of 2023, the Company expects:

•	Deliveries of vehicles to be between 39,000 and 41,000, representing a year-over-year increase of approximately 31.9% to 38.7%.

•	Total revenues to be between RMB8.5 billion and RMB9.0 billion, representing a year-over- year increase of approximately 24.6% to 31.9%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

MANAGEMENT DISCUSSION AND ANALYSIS

1	Liquidity and capital resources

The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB5.14 billion and RMB4.40 billion for the six months ended June 30, 2023 and 2022, respectively. Accumulated deficit amounted to RMB30.47 billion as of June 30, 2023. Net cash used in operating activities was approximately RMB6.22 billion and RMB2.29 billion for the six months ended June 30, 2023 and 2022, respectively.

The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of the Group’s products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. With the completion of its initial public offering and follow-on offering on New York Stock Exchange in August and December 2020, the Group received the net proceeds, after deducting the underwriting discounts and commissions, fees and offering expenses, of RMB11.41 billion and RMB15.98 billion, respectively. In July 2021, with the completion of its global offering, including the Hong Kong Public Offering and the International Offering, on Hong Kong Stock Exchange, the Group received the net proceeds, after deducting the underwriting discounts and commissions, of HKD15.82 billion.

As of June 30, 2023, the balance of cash and cash equivalents, restricted cash, excluding RMB0.03 billion (December 31, 2022: RMB0.02 billion) restricted as to withdrawal or use for legal disputes, short-term investments and time deposits was RMB33.71 billion (December 31, 2022: RMB38.23 billion).

2	Interest-bearing bank and other borrowings

·	Short-term bank loans

As of June 30, 2023, the Group had short-term borrowings from banks in the PRC of RMB4.26 billion in aggregate. The effective interest rate of these borrowings was 2.75% per annum. As of December 31, 2022, the Group had short-term borrowings from banks in the PRC of RMB2.42 billion in aggregate. The effective interest rate of these borrowings was 3.53% per annum. Certain short-term bank loans were collateralized by a pledge of short-term deposits with carrying values of RMB1.01 billion as of June 30, 2023, which were classified as “Restricted short-term deposits”.

·	Long-term bank and other loans

In May 2017, Zhaoqing Xiaopeng Automobile Co., Ltd.* (肇慶小鵬汽車有限公司) obtained a facility, specified for financing the expenditures of the construction of Zhaoqing manufacturing plant, of up to RMB1.60 billion from Zhaoqing High-tech Zone Construction Investment Development Co., Ltd. (“Zhaoqing High-tech Zone”). In December 2020, RMB0.80 billion out of the RMB1.60 billion loans from Zhaoqing High-tech Zone was repaid and concurrently a borrowing equivalent to RMB0.80 billion was obtained from a bank in the PRC, with a maturity date from December 18, 2020 to December 17, 2028. In 2021, the principal amount of RMB0.70 billion out of the RMB0.8 billion loans from Zhaoqing High-tech Zone had been repaid before the original due date, and the remaining RMB0.10 billion loans will mature on January 31, 2028.

As a result, the balance of the loans due to Zhaoqing High-tech Zone amounted to RMB0.1 billion as of June 30, 2023 and December 31, 2022. The bank loans amounted to RMB0.78 billion and RMB0.78 billion as of June 30, 2023 and December 31, 2022, respectively. The effective interest rate of the loans from Zhaoqing High-tech Zone and the bank was 4.90% and 4.98% per annum as of June 30, 2023 and December 31, 2022, respectively.

In July 2021, Guangzhou Xiaopeng New Energy Automobile Co., Ltd.* (廣州小鵬新能源汽車有限公司) obtained a facility, specified for financing the expenditures of the construction of Guangzhou manufacturing plant, of up to RMB1.12 billion from a bank in the PRC. As of June 30, 2023 and December 31, 2022, RMB0.84 billion and RMB0.80 billion had been drawn from the bank with an effective interest rate of 5.12% and 5.30% per annum, respectively. For the six months ended June 30, 2023 and 2022, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Guangzhou manufacturing plant or to reduce the related interest expenses as incurred, upon the acceptance of subsidy application by the local government, if any.

In September 2021, Xiaopeng Automobile Central China (Wuhan) Co., Ltd.* (小鵬汽車華中（武漢）有限公司) obtained a facility, specified for financing the expenditures of the construction of Wuhan manufacturing plant, of up to RMB3.00 billion from a syndicate of banks in the PRC. As of June 30, 2023 and December 31, 2022, RMB1.95 billion and RMB1.71 billion had been drawn from the banks with an effective interest rate of 4.55% and 4.35% per annum, respectively. For the six months ended June 30, 2023 and 2022, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Wuhan manufacturing plant, upon the acceptance of subsidy application by the local government, if any.

In March 2023 and September 2022, Zhaoqing Xiaopeng Automobile Co., Ltd.* (肇慶小鵬汽車有限公司) obtained facilities, specified for financing the expenditures of operations, from banks in the PRC. As of June 30, 2023 and December 31, 2022, the bank loans were RMB1.45 billion and RMB0.77 billion with effective interest rates of 3.27% and 3.35% per annum, respectively.

In September 2022, Zhaoqing Xiaopeng New Energy Investment Co., Ltd.* (肇慶小鵬新能源投資有限公司) obtained a facility, specified for financing the expenditures of operations, from a bank in the PRC. As of June 30, 2023 and December 31, 2022, the bank loans were RMB0.44 billion and RMB0.40 billion with effective interest rates of 3.36% and 3.35% per annum, respectively.

In 2022, Guangzhou Xiaopeng Automobile Finance Leasing Co. Ltd.* (廣州小鵬汽車融資租賃有限公司) completed the launch of asset-backed securitizations by issuing senior debt securities to investors, which are collateralized by installment payment receivables. The proceeds from the issuance of senior debt securities amounting to RMB1.50 billion were reported as securitization debt. The securities were repaid as collections on the underlying collateralized assets occur and the amounts were included in “Long-term borrowings, current portion” or “Long-term borrowings” according to the contractual maturities of the debt securities. As of June 30, 2023, the balance of current and non-current portion of the asset-backed securities are RMB0.41 billion and RMB0.03 billion, respectively. As of December 31, 2022, the balance of current and non-current portion of asset-backed securities were RMB0.64 billion and RMB0.18 billion, respectively.

As of June 30, 2023, all of the bank loans and other borrowings of the Group were denominated in RMB and bore fixed and floating interest rate, and the Group had not been in violation of any of the covenants pursuant to the applicable agreement(s) entered with the lenders.

3	Pledge of assets

As of June 30, 2023, the Group pledged restricted deposits of RMB2.24 billion (December 31, 2022: RMB0.11 billion) for bank borrowings and the issuance of letter of guarantee, bank notes, legal disputes and others. Certain manufacturing buildings of Guangzhou and Zhaoqing plants and the land use right of the Wuhan plant were secured for the long-term bank loan with a total appraised value of RMB0.99 billion (December 31, 2022: RMB0.99 billion).

4	Gearing ratio

Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined to include short-term borrowings, current and non-current portion of long-term borrowings which are all interest-bearing borrowings. As of June 30, 2023, the gearing ratio of the Group is 31.4% (December 31, 2022: 21.1%).

5	Material investments

For the six months ended June 30, 2023, the Group did not make any significant investments (including any investment in an investee company with a value of 5.0% or more of the Group’s total assets as of June 30, 2023). As of June 30, 2023, the Group did not have other plans for material investments and capital assets.

6	Capital commitments and capital expenditure

As of June 30, 2023, the Group had capital commitments amounting to RMB1.17 billion for the acquisition of property, plant and equipment, which was primarily for Guangzhou, Zhaoqing and Wuhan plants, and RMB0.62 billion for other investments.

7	Contingent liabilities

As of June 30, 2023, the Group did not have any material contingent liabilities.

8	Material acquisitions and disposals

For the six months ended June 30, 2023, the Group did not have any material acquisitions and disposals.

9	Risk management

Foreign Exchange Risk

The Group uses Renminbi as its reporting currency. Most of the Group’s revenues and expenses are denominated in Renminbi, while the Group also has certain portion of cash denominated in the U.S. dollar from its financing activities. The functional currency of the Company and subsidiaries in the United States and Hong Kong is the U.S. dollar. The functional currency of subsidiaries in the PRC, the variable interest entity (“VIE”) and the VIE’s subsidiaries is the Renminbi. The Group’s exposure to U.S. dollars exchanges rate fluctuation mainly arises from the Renminbi-denominated cash and cash equivalents and other receivables held by the Group and its subsidiaries whose functional currency is U.S. dollars and the U.S. dollar-denominated other receivables held by the Group and its subsidiaries whose functional currency is Renminbi. The Group may enter into hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. During the six months ended June 30, 2023, the Group did not enter into foreign exchange forward contracts. As of June 30, 2023, the Group did not hold any foreign exchange forward contracts for hedging purposes.

To the extent that the Group needs to convert U.S. dollars into Renminbi for its operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that the Group receives from the conversion. Conversely, if the Group decides to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on its Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to the Group.

Interest Rate Risk

The Group’s interest rate risk arises from investments and borrowings. Investments in both fixed rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Borrowings in both fixed rate and floating rate carry a degree of interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk, while borrowings issued at variable rates expose the Group to cash flow interest rate risk. The Group had not used any financial instrument to hedge its exposure to interest rate risk.

10	Employees and remuneration policies

The following table sets forth the breakdown of the Group’s employees by function as of June 30, 2023:

Function	Number of Employees

Research and development	5,715
Sales and marketing	5,537
Manufacturing	2,641
General and administration	88
Operation	444

Total	14,425

The Group primarily recruits the employees through recruitment agencies, on-campus job fairs, referrals, and online channels including the Company’s corporate website and social networking platforms. The Group has adopted a training policy, pursuant to which technology, corporate culture, leadership and other trainings are regularly provided to the Group’s employees by internal speakers and third-party consultants.

The Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group has purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of its employees.

OTHER INFORMATION

Purchase, sale and redemption of the Company’s listed securities

On February 6, 2023, the Company issued 40,890 Class A ordinary shares to satisfy the restricted share units (the “RSUs”) pursuant to the 2019 equity incentive plan approved and adopted in June 2020, as amended and restated in August 2020 and June 2021 (the “2019 Equity Incentive Plan”).

On March 1, 2023, the Company issued 123,750 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On March 22, 2023, the Company issued 934,286 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On May 31, 2023, the Company issued 92,500 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On June 27, 2023, the Company issued 4,510,202 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities during the Reporting Period.

Compliance with corporate governance code

The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code (the “CG Code”) contained in Appendix 14 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

Pursuant to code provision C.2.1 of part 2 of the CG Code as set out in Appendix 14 to the Listing Rules, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The Company does not have a separate role for chairman and chief executive officer and Mr. Xiaopeng He currently performs these two roles. The board of directors (the “Directors”) of the Company (the “Board”) believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively.

Other than the above, the Company has complied with the code provisions set out in part 2 of the CG Code during the Reporting Period.

Compliance with code for securities transactions

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules as its code of conduct regarding directors’ securities transactions. Having made specific enquiries to all of the Directors, all Directors confirmed that they have fully complied with all relevant requirements set out in the Model Code during the Reporting Period.

Important events after the Reporting Period

Save as disclosed in this announcement, no important events affecting the Group occurred since June 30, 2023 and up to the date of this announcement.

Review of interim unaudited condensed consolidated financial statements

The interim unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2023 have been reviewed by the auditor of the Company, PricewaterhouseCoopers, in accordance with Hong Kong Standard on Review Engagements 2410 — “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants for the Hong Kong filing. The interim unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2023 have also been reviewed by the audit committee of the Company.

Interim dividend

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2023.

Publication of interim results and interim report

This announcement is published on the website of the Hong Kong Stock Exchange at http://www.hkexnews.hk and on the Company’s investor relations website of at http://ir.xiaopeng.com. The 2023 Interim Report containing all the information required by the Listing Rules will be dispatched to the shareholders and will be made available on the websites of the Company and the Hong Kong Stock Exchange in due course.

Appreciation

The Group would like to express its appreciation to all the staff for their outstanding contribution towards the Group’s development. The Board wishes to sincerely thank the management for their dedication and diligence, which are the key factors for the Group to continue its success in future. Also, the Group wishes to extend its gratitude for the continued support from its shareholders, customers, and business partners. The Group will continue to deliver sustainable business development, so as to create more values for all its shareholders.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://heyXPENG.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non- GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Interim Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturer, suppliers, third- party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

By order of the Board XPeng Inc. Xiaopeng He Chairman

Hong Kong, Friday, August 18, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive director, Mr. Yingjie Chen, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive directors.

*	For identification purpose only

XPENG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Six Months Ended June 30,
	Note	2023 RMB	2022 RMB

Revenues
Vehicle sales	3	7,938,304	13,937,312
Services and others	3	1,157,812	953,971

Total revenues	3	9,096,116	14,891,283

Cost of sales
Vehicle sales		(8,405,064)	(12,581,226)
Services and others		(821,411)	(589,968)

Total cost of sales		(9,226,475)	(13,171,194)

Gross (loss) profit		(130,359)	1,720,089

Operating expenses
Research and development expenses		(2,662,961)	(2,486,237)
Selling, general and administrative expenses		(2,930,245)	(3,306,088)

Total operating expenses		(5,593,206)	(5,792,325)

Other income, net		48,005	60,987

Loss from operations		(5,675,560)	(4,011,249)

Interest income		603,378	495,450
Interest expenses Fair value gain on derivative assets or derivative liabilities		(129,674 —)	(42,145 65,962)
Fair value loss on long-term investments		(30,264)	(1,380)
Exchange gain (loss) from foreign currency transactions		44,746	(891,922)
Other non-operating income, net		10,288	1,157

Loss before income tax expenses and share of results of equity method investees		(5,177,086)	(4,384,127)

Income tax expenses	4	(14,374)	(14,159)
Share of results of equity method investees		49,850	(3,363)

Net loss		(5,141,610)	(4,401,649)

Net loss attributable to ordinary shareholders of XPeng Inc.		(5,141,610)	(4,401,649)

XPENG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Six Months Ended June 30,
	Note	2023 RMB	2022 RMB

Net loss		(5,141,610)	(4,401,649)

Other comprehensive income
Foreign currency translation adjustment,net of tax		632,313	1,824,489

Total comprehensive loss attributable to XPeng Inc.		(4,509,297)	(2,577,160)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.		(4,509,297)	(2,577,160)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	5	1,722,728,620	1,705,649,044

Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	5	(2.98)	(2.58)

Weighted average number of ADS used in computing net loss per share
Basic and diluted		861,364,310	852,824,522

Net loss per ADS attributable to ordinary shareholders
Basic and diluted		(5.97)	(5.16)

XPENG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		As of June 30,	As of December 31,
	Note	2023 RMB	2022 RMB

ASSETS
Current assets
Cash and cash equivalents		11,010,447	14,607,774
Restricted cash		675,872	106,272
Short-term deposits		11,220,840	14,921,688
Restricted short-term deposits		1,010,000	—
Short-term investments		462,598	1,262,129
Long-term deposits, current portion		4,887,318	427,466
Accounts and notes receivable, net	6	3,593,413	3,872,846
Installment payment receivables, net, current portion		1,533,143	1,294,665
Inventory		3,572,087	4,521,373
Amounts due from related parties		25,562	47,124
Prepayments and other current assets		2,364,098	2,466,084

Total current assets		40,355,378	43,527,421

Non-current assets
Long-term deposits		3,927,324	6,926,450
Restricted long-term deposits		550,000	—
Property, plant and equipment, net		11,364,376	10,606,745
Right-of-use assets, net		1,776,965	1,954,618
Intangible assets, net		1,085,643	1,042,972
Land use rights, net		2,811,804	2,747,854
Installment payment receivables, net		2,262,552	2,188,643
Long-term investments		2,455,199	2,295,032
Other non-current assets		95,423	201,271

Total non-current assets		26,329,286	27,963,585

Total assets		66,684,664	71,491,006

XPENG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		As of June 30,	As of December 31,
	Note	2023 RMB	2022 RMB

LIABILITIES
Current liabilities
Short-term borrowings		4,259,210	2,419,210
Accounts and notes payable	7	11,306,075	14,222,856
Amounts due to related parties		30,468	91,111
Operating lease liabilities, current portion		450,129	490,811
Finance lease liabilities, current portion		98,997	128,279
Deferred revenue, current portion		429,348	389,243
Long-term borrowings, current portion		622,607	761,859
Accruals and other liabilities		6,203,300	5,583,829
Income taxes payable		32,289	27,655

Total current liabilities		23,432,423	24,114,853

Non-current liabilities
Long-term borrowings		5,388,395	4,613,057
Operating lease liabilities		1,731,421	1,854,576
Finance lease liabilities		802,685	797,743
Deferred revenue		698,206	694,006
Other non-current liabilities		1,958,571	2,506,106

Total non-current liabilities		10,579,278	10,465,488

Total liabilities		34,011,701	34,580,341

XPENG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		As of June 30,	As of December 31,
	Note	2023 RMB	2022 RMB

SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.00001 par value; 9,250,000,000 and 9,250,000,000 shares authorized, 1,382,395,427 and 1,376,693,799 shares issued, 1,374,675,343 and 1,371,774,629 shares outstanding as of June 30, 2023 and December 31, 2022, respectively)		92	92
Class B Ordinary shares (US$0.00001 par value, 750,000,000 and 750,000,000 shares authorized, 348,708,257 and 348,708,257 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively)		21	21
Additional paid-in capital		60,950,227	60,691,019
Statutory and other reserves		18,812	6,425
Accumulated deficit		(30,472,526)	(25,330,916)
Accumulated other comprehensive income		2,176,337	1,544,024

Total shareholders’ equity		32,672,963	36,910,665

Total liabilities and shareholders’ equity		66,684,664	71,491,006

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS:

1.	General Information

XPeng Inc. (“XPENG” or the “Company”) was incorporated under the laws of the Cayman Islands on December 27, 2018, as an exempted company with limited liability. The Company, its subsidiaries and consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (“VIEs”, also refer to VIE and its subsidiaries as a whole, where appropriate) are collectively referred to as the “Group”.

The Group designs, develops and delivers smart electric vehicles. It manufactures all vehicles through its own plants in Zhaoqing, Guangzhou and Wuhan. As of June 30, 2023, its primary operations are conducted in the People’s Republic of China (“PRC”).

The condensed consolidated financial statements comprise the condensed consolidated balance sheet as of June 30, 2023 and the condensed consolidated statement of comprehensive loss, the condensed consolidated statement of changes in shareholders’ equity and the condensed consolidated statement of cash flows for the six-month period then ended, and notes, comprising significant accounting policies and other explanatory information (collectively defined as the “Interim Financial Statements”).

2.	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group’s financial position as of June 30, 2023, results of operations and cash flows for the six months ended June 30, 2023 and 2022. The consolidated balance sheet as of December 31, 2022 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2022. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Results for the six months ended June 30, 2023 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

3.	Revenues

Revenues by source consisted of the following:

	For the Six Months Ended June 30,
	2023 RMB’000	2022 RMB’000

Vehicle sales
— At a point in time	7,938,304	13,937,312
Services and others — At a point in time	730,927	613,789
— Over time	426,885	340,182

Total	9,096,116	14,891,283

4.	Taxation

Composition of income tax expenses for the periods presented are as follows:

	For the Six Months Ended June 30,
	2023 RMB’000	2022 RMB’000

Current income tax expenses	14,374	14,159

5.	Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the six months ended June 30, 2023 and 2022 as follows:

	For the Six Months Ended June 30,
	2023 RMB’000	2022 RMB’000

Numerator:
Net loss	(5,141,610)	(4,401,649)

Net loss attributable to ordinary shareholders of XPeng Inc.	(5,141,610)	(4,401,649)

Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	1,722,728,620	1,705,649,044

Basic and diluted net loss per share attributable to ordinary shareholders of XPeng Inc.	(2.98)	(2.58)

For the six months ended June 30, 2023 and 2022, the Company had potential ordinary shares, including non-vested RSUs granted. As the Group incurred losses for the six months ended June 30, 2023 and 2022, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of non-vested RSUs excluded from the calculation of diluted net loss per share of the Company were 38,043,781 as of June 30, 2023 and 41,089,760 as of June 30, 2022, respectively.

6.	Accounts and Notes Receivable, net

	As of June 30, 2023 RMB’000	As of December 31, 2022 RMB’000

Accounts receivable, net	3,566,408	3,855,851
Notes receivable	27,005	16,995

Total	3,593,413	3,872,846

Accounts receivable consisted of the following:

	As of June 30, 2023 RMB’000	As of December 31, 2022 RMB’000

Accounts receivable, gross	3,581,329	3,876,103
Allowance for doubtful accounts	(14,921)	(20,252)

Accounts receivable, net	3,566,408	3,855,851

The accounts receivable mainly included the amounts of vehicle sales in relation to government subsidy to be collected from government on behalf of customers. Sales to individual customers were normally made with advances from customers. Sales to large-volume buyer were made on credit terms ranging from 30 to 60 days.

An aging analysis of accounts receivable based on the relevant recognition dates is as follows:

	As of June 30, 2023 RMB’000	As of December 31, 2022 RMB’000

0–3 months	20,333	163,327
3–6 months	4,679	341,293
6–12 months	474,101	801,331
Over 1 year	3,082,216	2,570,152

Accounts receivable, gross	3,581,329	3,876,103

An aging analysis of notes receivable based on the relevant issuance dates is as follows:

	As of June 30, 2023 RMB’000	As of December 31, 2022 RMB’000

0–3 months	27,005	16,995

7.	Accounts and Notes Payable

Accounts and notes payable consists of the following:

	As of June 30, 2023 RMB’000	As of December 31, 2022 RMB’000

Accounts payable	6,427,063	7,269,757
Notes payable	4,879,012	6,953,099

Total	11,306,075	14,222,856

The Group normally receives credit terms of 0 days to 90 days from its suppliers. An aging analysis of accounts payable based on the relevant recognition dates is as follows:

	As of June 30, 2023 RMB’000	As of December 31, 2022 RMB’000

0–3 months	4,723,869	6,011,186
3–6 months	1,157,531	858,875
6–12 months	300,906	283,516
Over 1 year	244,757	116,180

Total	6,427,063	7,269,757

An aging analysis of notes payable based on the relevant issuance dates is as follows:

	As of June 30, 2023 RMB’000	As of December 31, 2022 RMB’000

0–3 months	2,446,589	2,850,427
3–6 months	2,419,214	4,060,930
6–12 months	13,209	41,742

Total	4,879,012	6,953,099

8.	Dividends

Dividends are recognized when declared. No dividend was declared for the six months ended June 30, 2023 and 2022, respectively.

XPENG INC.

UNAUDITED INTERIM RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Six Months Ended June 30,
	2023 RMB	2022 RMB

Loss from operations	(5,675,560)	(4,011,249)
Share-based compensation expenses	259,208	409,008

Non-GAAP loss from operations	(5,416,352)	(3,602,241)

Net loss	(5,141,610)	(4,401,649)
Share-based compensation expenses	259,208	409,008

Non-GAAP net loss	(4,882,402)	(3,992,641)

Net loss attributable to ordinary shareholders	(5,141,610)	(4,401,649)
Share-based compensation expenses	259,208	409,008

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(4,882,402)	(3,992,641)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,722,728,620	1,705,649,044

Non-GAAP net loss per ordinary share
Basic and diluted	(2.83)	(2.34)

Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	861,364,310	852,824,522

Non-GAAP net loss per ADS
Basic and diluted	(5.67)	(4.68)